SEC CORRESPONDENCE

MedicalCV, Inc.
9725 South Robert Trail
Inver Group Heights, Minnesota 55077

May 13, 2005

Writer's Direct Dial:
(651) 234-6699

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Adélaja K. Heyliger, Esq.

Re:
Medical CV, Inc.
Pre-Effective Amendment No. 1 to Form SB-2
File No. 333-124457

Ladies and Gentlemen:

        On behalf of MedicalCV, Inc. (the "Company"), attached please find an EDGAR transmission of Pre-Effective Amendment No. 1 to the Company's Form SB-2 (the "Registration Statement") pursuant to the Securities Act of 1933, as amended. In addition, we are responding to the letter from Russell Mancuso dated May 12, 2005. Our response follows the comment included in such letter, which is presented in boldface type.

Fee Table

1.
Please revise footnote (1) to limit it to the transactions contemplated by Rule 416. The revised footnote should track the language of Rule 416(a).

  The Company has revised the Registration Statement pursuant to the staff's comment.

  The Company further acknowledges that:

    Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in its filings; and

    The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions, please contact the undersigned at (651) 234-6699 or Brett D. Anderson of Briggs and Morgan, P.A., our legal counsel, at (612) 977-8417.

Very truly yours,
/s/ JOHN H. JUNGBAUER John H. Jungbauer Vice President, Finance and Chief Financial Officer
cc:	Avron L. Gordon, Esq. Brett D. Anderson, Esq.